August 15, 2019

Monty Bennett
Chief Executive Officer
Ashford Nevada Holding Corp.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

       Re: Ashford Nevada Holding Corp.
           Registration Statement on Form S-4
           Filed July 19, 2019
           File No. 333-232736

Dear Mr. Bennett:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed July 19, 2019

Special Factors
Background of the Transactions, page 54

1. Please revise your disclosure to clarify if alternative transactions were discussed and elaborate as to the reasons why the board decided to pursue the transaction instead of other strategic alternatives. Additionally, if you will be a controlled company after this offering, please disclose that fact in this section and include appropriate risk factor disclosure.
Notes to Unaudited Pro Forma Consolidated and Combined Balance Sheet, page 201

2. Please revise note (J) to provide further details about the intercompany leases that are being eliminated between the entities.
 Monty Bennett
Ashford Nevada Holding Corp.
August 15, 2019
Page 2
Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 202

3. Please revise note (FF) to further explain the method used to amortize hotel management contracts. In your response please explain the basis for your decision to use such method.
Index to Financial Statements, page FS-1

4.       We note that the audit reports for the Remington Hotel Management
Business and
         Marietta Leasehold, L.P. do not contain signatures of your independent auditors. Please obtain and include revised audit reports with conforming signatures of your independent auditors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Wilson Lee, Staff
Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert, Staff Attorney, at 202-551-7150 or
Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                              Sincerely,
FirstName LastNameMonty Bennett
                                                              Division of
Corporation Finance
Comapany NameAshford Nevada Holding Corp.
                                                              Office of Real
Estate and
August 15, 2019 Page 2                                        Commodities
FirstName LastName